Filed by Sphere 3D Corporation.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Overland Storage, Inc.
Commission File No.: 000-22071

Sphere 3D to Begin Trading on NASDAQ Global Market

Files Form 40-F Registration with SEC

Mississauga, Ontario – June 30th, 2014 – Sphere 3D Corporation (TSXV: ANY OTCQX: SPIHF) (the “Company” or “Sphere 3D”), a virtualization technology solution provider, today announced that it has received confirmation that its application to list the Company's common stock on The NASDAQ Global Market has been approved by The NASDAQ Stock Market, a unit of the NASDAQ OMX Group.

The Company expects its shares to commence trading on or about July 8th, 2014 under the symbol “ANY”. Upon commencement of trading on NASDAQ, the Company’s common stock will cease to trade on the OTCQX but will continue to trade on the TSXV. Sphere 3D today also announced that is has filed with the United States Securities and Exchange Commission a registration statement on Form 40-F to register its common shares under Section 12 of the United States Securities and Exchange Act of 1934, as amended.

“The listing by the Company on NASDAQ Global Market is the first step in a larger U.S. capital markets strategy”, said Peter Tassiopoulos, CEO of Sphere 3D. “Management believes that by undertaking an aggressive U.S. capital markets strategy the Company will increase awareness of the Company in the U.S. and provide greater liquidity for investors and institutions.”

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V:ANY) (OTCQX:SPIHF) is a virtualization technology solution provider. Sphere 3D's Glassware 2.0™ platform delivers virtualization of some of the most demanding applications in the marketplace today; making it easy to move applications from a physical PC or workstation to a virtual environment either on premise and/or from the cloud. Sphere 3D’s V3 Systems division supplies the industry’s first purpose built appliance for virtualization as well as the V3 Desktop Cloud Orchestrator™ management software for VDI. Sphere 3D maintains offices in Mississauga, Ontario, Canada and in Salt Lake City, Utah, U.S. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

Sphere 3D Contact:
Peter Tassiopoulos, CEO
Tel: (416) 749-5999
Peter@sphere3d.com

Forward-Looking Statements

This release contains forward-looking statements. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Except for historical facts, the statements in this news release, as well as oral statements or other written statements made or to be made by Sphere 3D Corporation, are forward-looking and involve risks and uncertainties. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the Company's filings with Canadian securities regulators (www.sedar.com).

Neither TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Important Information for Investors and Stockholders

This announcement is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Overland Storage, Inc. (“Overland”) or a solicitation of any proxy, vote or approval. Sphere 3D Corporation (“Sphere 3D”) will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Overland that also constitutes a prospectus of Sphere 3D. Sphere 3D and Overland also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed transaction.

INVESTORS AND STOCKHOLDERS OF OVERLAND ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Anyone may obtain free copies of these documents when available free of charge under Sphere 3D’s profile on SEDAR at www.sedar.com, or by accessing Sphere 3D's website at www.sphere3d.com under the heading “Investors” and from Sphere 3D directly by contacting T. Scott Worthington, Chief Financial Officer: (416) 749-5999. Documents will also be available free of charge under Overland’s profile on EDGAR at www.sec.gov, or by accessing Overland’s website at www.overlandstorage.com under the heading “Investors” and from Overland directly by contacting Kurt Kalbfleisch, Chief Financial Officer: (858) 495-4211. Sphere 3D, Overland, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Overland in connection with the proposed Transaction. Information about the directors and executive officers of Overland is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 14, 2014. Information about the directors and executive officers of Sphere 3D can be found in its 2014 management information circular dated April 25, 2014, which is available at www.sedar.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.